ALSTON&BIRD LLP

TO:	Richard Pforte Dominic Minore

FROM:	Margaret A. Sheehan

DATE:	December 19, 2008

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum is provided in response to my conversations with you on November 24, 2008 and December 18, 2008 and supplements our memoranda dated September 19, 2008, October 9, 2008, October 22, 2008, and November 11, 2008.

1.

We have revised the prospectus to clarify that there is a risk that the Fund may not qualify as a “regulated investment company” under federal tax laws.  Please see the prospectus section “Prospectus Summary,” the disclosure in the prospectus section “Principal Risks” under the heading “Fund Tax Status Risk,” and the discussions under the prospectus section “Federal Tax Matters.”

2.

We have revised the prospectus facing page to disclose the fact that consumer loans may be speculative and may be the equivalent of junk securities.

3.

We have revised the prospectus to clarify that in every instance in which the Funds purchase consumer notes directly from a loan originator (as opposed to through a pooled vehicle), the Fund will be purchasing whole loans. Please see the prospectus section “Investment Strategies.”

4.

We have revised the prospectus to include additional information about the loan originator process.  Please see the prospectus section “Prospectus Summary” under the heading “Credit Scoring” and the prospectus section “Investment Strategies.”

5.

We have revised the prospectus to clarify in bold that credit risk associated with the purchased consumer notes will be borne by the Fund and not the loan originator.  Please see the prospectus section “Principal Risks” under the heading “Incentive Risk.”

6.

The prospectus has been revised to include language regarding the Funds’ rights in the event of borrower fraud and/or loan originator negligence.  Likewise, the prospectus has been revised to disclose the Funds’ rights in the event of a violation by the loan originator of consumer lending laws, giving a borrower an affirmative defense to its repayment obligation.  See the prospectus section “Prospectus Summary.”

7.

We have revised the prospectus fee table to include Acquired Fund Fees and Expenses as a line item. In addition, a footnote has been added to further clarify this line item.

8.

We have revised footnote 2 to the prospectus fee table to clarify that the delinquency rate of 1% - 2% in the first year of operations, is based on industry experience of the Adviser and that the percentage is with respect to the total value of the consumer note portfolio.

9.

We have revised footnote 5 to clarify that there will be no recoupment or subsequent reimbursement of reduced fees to the Adviser.

10.

We have revised the prospectus to clarify that, on a daily basis, the Fund’s administrator will calculate the Fund’s NAV, using the fair market valuation methodology approved by the Board and in consultation with an independent valuation firm.  Please see the prospectus section, “Valuation.”

11.

We have revised the prospectus to replace the word “filings” with the phrase “periodic reports filed with the SEC,” as requested.  Please see the prospectus section “Valuation.”

12.

We have revised the legal opinion to clarify that the opinion relates to the Funds’ registration statement.

13.

We have revised the prospectus to clarify that no loan origination fees will be shared with the Fund, Adviser or any of their affiliates.  Please see the prospectus section “Prospectus Summary” under the heading “Consumer Loan Origination Process.”

14.

We have revised the prospectus to clarify that the Fund intends to purchase no more than 50% of its securities from any one loan originator. Please see the prospectus section “Principal Risks” under the heading “Loan Originator Risk.”

15.

We have revised the prospectus to clarify how the Fund’s adviser selects loan originators from whom to purchase consumer notes.  Please see the prospectus section “Investment Process.”

16.

We make the representation that Pertuity is in material compliance with the consumer lending laws and regulations applicable to it.

17.

We have revised the prospectus to clarify the difference in the definitions of “below investment grade” and “junk” from an investment standpoint, and between “Good”, “Very Good” and “Excellent” from a consumer lending standpoint. For example, although a consumer note made to a borrower with a 760 credit score would be considered “Very Good” credit from a consumer lending standpoint, the fact that the consumer note is not rated for investment purposes means that it may be considered to be “below investment grade”.

18.

We have revised the prospectus and statement of additional information (“SAI”) to delete all reference to the Fund’s website and Pertuity, Inc.’s website.

19.

We have revised the prospectus for National Retail Fund II to clarify the Fund’s 80% limitation regarding consumer borrower credit quality.  Please see the prospectus section “Investment Strategies” and the SAI section “Investment Limitations.”

20.

We have revised the SAI disclosure to add appropriate investment limitation s related to consumer borrower credit quality.  Please see SAI section “Investment Limitations.”

21.

We have revised the SAI disclosure to delete all references to “redemptions” and replace them with “repurchases.”

22.

We have revised the prospectus to reflect that the Funds will not purchase note originated by any one loan originator to the extent such notes exceed 50% of either Fund’s total assets.  Please see prospectus section “Prospectus Summary.”

23.

We have revised the prospectus to clarify the effect of the loan originators being licensed consumer lenders.  Please see the prospectus section “Prospectus Summary.”

24.

We have revised the prospectus to clarify that the Funds will not directly purchase consumer notes that are delinquent.  Please see the prospectus section “Prospectus Summary.”

25.

We have revised the prospectus to reflect that no loan origination fees will be shared with the Funds, the Adviser or any of their affiliates.  Please see the prospectus section “Prospectus Summary.”

26.

We have revised the prospectus to reflect that the Funds will not purchase securities or interests in structured portfolios backed by sub-prime borrowers.  Please see prospectus section “Investment Strategies.”

27.

We have revised the prospectus to reflect the fact that the Funds will rely on information provided by loan originators regarding their ability to originate loans.  Please see the prospectus section “Principal Risks” under the heading “Loan Originator Risks.”

28.

We have revised the prospectus to clarify that the independent valuation firm will provide services pursuant to the valuation policies and procedures approved by the Board.  Please see the prospectus section “Valuation.”

29.

The following provides further clarification to our October 15, 2008 response letter.

Contracts

1.

Schedules A and B to the Underwriting Contract have been filed.  The underwriting fees are paid out of the Distribution and Shareholder Services Plan.  Please refer to Exhibit 2(h)(i) to Pre-Effective Amendment No. 3.

CCO Contract

2.

All the requirements of Rule 38a-1 of the 1940 Act are satisfied with the Fund’s CCO appointment.  Specifically, the CCO will be reporting directly to the Board; CCO compensation and any changes to compensation are approved by the Board; and only the Board has the power to terminate the CCO.

3.

The annual expenses of the CCO are included in the fee table under “Other Expenses.”

4.

A revised version of the CCO contract that includes Appendix A (fees) is filed as Exhibit 2(k)(iv) to Pre-Effective Amendment No. 5.

Distribution Services Contract

5.

The ‘Shareholder Services Plan’ section of the Prospectus has been revised to clarify that a registered representative will not receive additional inducements to sell the securities of the Fund outside of the provisions of the Distribution and Shareholder Services Plan and Agreement.

Investment Management Contract

6.

The Investment Adviser does not have the ability to recoup reduced expenses.  The section under fee reduction “Recoupment” was inadvertently included in the Investment Management Contract.  The revised Investment Management Contract will be approved at the next Board meeting.

The Adviser will not be receiving an additional fee relating to administration in addition to the Advisory fee.  Accordingly, Section 2(d) of the Investment Management Contract has been deleted.

Section 9(c), Fee Reduction, has been deleted to reflect that the Adviser may not request or accept reimbursement of subsidized operating expenses that are no longer eligible for reimbursement.

Please see the form of Investment Management Contract, filed as Exhibit 2(g)(i) to Pre-Effective Amendment No. 5, which reflects the revisions discussed above.

I hope this memorandum is responsive to your questions.  If you need additional information or have additional questions, please feel free to call me at (202) 756-3305.

MAS:apw

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